UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March 2007

Commission File Number:  000-29106

                          KNIGHTSBRIDGE TANKERS LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Knightsbridge Tankers Limited on March 19, 2007 announcing that it has entered into a time charter contract for one of its very large crude carriers, the MT Mayfair.

                                                                      EXHIBIT 1

Knightsbridge Tankers Limited (VLCCF) Extends Forward Time Charter Cover

Knightsbridge Tankers Limited ("Knightsbridge" or the "Company") is pleased to announce that it has entered into a new time charter agreement for the very large crude carrier, ("VLCC") MT Mayfair. The ship is currently trading in the spot market, and will commence the new time charter employment directly after the current voyage in end of March 2007.

The Mayfair has been chartered to a Far East based operator for a period of three years at a rate of USD 45,000 per day.

The Board of Knightsbridge Tankers believes that the new charter will serve the Company well as it continues to secure income into the next decade at levels considerably in excess of the companies required return of capital.

In addition to the VLCC discussed above, Knightsbridge Tankers owns one VLCC which is time chartered out at a fixed rate of USD 30,000 until 2009. Two further VLCCs are fixed on 4 and 5 years period charters at USD 37,750 plus 50 % trading profit above that level. The fifth vessel is trading in the spot market.

The aggregate value of the fixed charters in our fleet is now around USD 200 million. While four out of our five vessels now have fixed income in the coming years, protecting downside risk, three of the five units continue to have the ability to take advantage of market upside. The cash break even cost for the vessels including loan interest and instalments were by end of last quarter USD 18,000 per day. This arrangement thereby secures a continued high dividend payment to shareholders with potential for further upside in a positive market scenario.


Hamilton, Bermuda
March 19, 2007


FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.


Questions should be directed to:

Contact: Ola Lorentzon
         + 46 703 998886
         Inger M. Klemp
         + 47 23 11 40 76

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          KNIGHTSBRIDGE TANKERS LIMITED
                                  (Registrant)


Dated:   March 20, 2007                         By:    /s/ Kate Blankenship
                                                       -------------------------
                                                       Kate Blankenship
                                                       Secretary




SK 01655 0002 757570